Exhibit 99

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NEWS

KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O’Brien, 978-776-2000

Kadant Reports Results for Third Quarter 2006

More Than Doubles EPS from Continuing Operations

WESTFORD, Mass., November 1, 2006 - Kadant Inc. (NYSE:KAI) reported that revenues from continuing operations grew 40 percent in the third quarter of 2006 to a record $90.6 million, compared with $64.8 million in the third quarter of 2005. The 2006 period included $3.2 million in revenues from recently acquired Kadant Jining and a $1.6 million favorable foreign currency effect. Excluding the acquisition and favorable foreign currency effect, revenues grew 32 percent to $85.8 million in 2006, from $64.8 million in 2005. Operating income from continuing operations in the 2006 quarter increased 95 percent to $9.3 million, versus $4.7 million in 2005. Income from continuing operations (after-tax) was $5.8 million in 2006, or $.41 of diluted earnings per share (EPS), versus income of $2.6 million, or $.19 of diluted EPS a year ago. Including the discontinued operation, net income in the 2006 period was $5.6 million, or $.40 per diluted share, versus $0.4 million, or $.03 per diluted share, in 2005.

“We are pleased to report another great quarter,” said William A. Rainville, chairman and chief executive officer of Kadant. “We exceeded the high end of our EPS guidance by $.04 per diluted share on slightly higher than expected revenues. We had solid revenue growth in all our major product lines, with particularly strong performance from our stock preparation and fluid-handling product lines. Stock preparation revenues in China, which now include those of Kadant Jining, reached a record $21.8 million in the third quarter of 2006, more than triple the level of revenues achieved in the third quarter of 2005. Our European-based stock preparation revenues grew 49 percent over last year, including a 7 percent favorable foreign currency effect. Sales of our fluid-handling products, which grew 31 percent, continue to benefit from investments in energy saving technologies by our customers worldwide.

“Our bookings in the third quarter were $83 million, up 25 percent over last year. Our bookings performance illustrates the scope and breadth of our global presence. During the quarter, we received a repeat order of more than $7 million from Sappi Saiccor of South Africa for two Chemi-Washers® to be used in textile production. We also received an order for approximately $3 million from a Chinese customer that produces corrugated container board from recycled fiber.

“During the year we have forecasted a sequentially lower fourth quarter in GAAP diluted EPS, based on the extraordinary bookings performance in the first half of 2006 which contributed to the record sales levels in the second and third quarters. Although bookings were strong in the third quarter of 2006, as we expected they were not at the same levels as earlier in the year, partly due to the variability from quarter to quarter of large stock preparation systems orders. As a result, we expect to report GAAP diluted earnings per share from continuing operations of $.24 to $.27, including $.01 of restructuring costs, for the fourth quarter of 2006, on revenues of $82 to $84 million. For the full year, we are increasing the low end of our guidance and now expect to earn $1.25 to $1.28 of GAAP diluted EPS from continuing operations, from an earlier estimate of $1.20 to $1.28. We are also raising our 2006 revenue guidance and now expect revenues of $338 to $340 million, from our previous forecast of $320 to $330 million.”

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Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including revenues that exclude the results from our acquisition and the effects of foreign currency translation, and earnings before interest, taxes, depreciation and amortization (EBITDA). We believe that the inclusion of such measures helps investors to gain a better understanding of our underlying operations and future prospects, consistent with how management measures and forecasts Kadant's performance, especially when comparing such results to previous periods or forecasts. We also believe this information is responsive to investors' requests and gives them an additional measure of Kadant's performance.

We use non-GAAP financial measures, in addition to GAAP financial measures, as the basis for measuring our underlying operating performance and comparing such performance to that of prior periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measure, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables.

Conference Call

Kadant will hold its earnings conference call on Thursday, November 2, 2006, at 11 a.m. Eastern time. To listen, call 800-709-2159 within the U.S., or 973-582-2810 outside the U.S. You can also listen to the call live on the Web by visiting www.kadant.com and clicking on "Investors." An audio archive of the call will be available on our Web site until November 30, 2006.

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Financial Highlights (unaudited)

(In thousands, except per share amounts and percentages)

Consolidated Statement of Income	Three Months Ended Sept. 30, 2006	Three Months Ended Oct. 1, 2005	Nine Months Ended Sept. 30, 2006	Nine Months Ended Oct. 1, 2005
Revenues	$ 90,586	$ 64,799	$ 255,744	$ 180,629
Costs and Operating Expenses:				
Cost of revenues	58,366	38,557	162,187	110,924
Selling, general, and administrative expenses	21,536	20,267	66,155	53,658
Research and development expenses	1,429	1,315	4,470	3,610
Restructuring and other costs (income), net	-	(78)	138	(78)
	81,331	60,061	232,950	168,114
Operating Income	9,255	4,738	22,794	12,515
Interest Income	233	337	743	1,188
Interest Expense	(881)	(826)	(2,479)	(1,301)
Income from Continuing Operations Before Provision for Income Taxes and Minority Interest Expense	8,607	4,249	21,058	12,402
Provision for Income Taxes (a)	2,693	1,519	6,677	3,376
Minority Interest Expense	90	96	195	158
Income from Continuing Operations	5,824	2,634	14,186	8,868
Loss from Discontinued Operation, Net of Tax	(183)	(2,252)	(924)	(2,408)
Net Income	$ 5,641	$ 382	$ 13,262	$ 6,460
Basic Earnings per Share				
Income from Continuing Operations (a)	$ .42	$ .19	$ 1.03	$ .64
Loss from Discontinued Operation	(.02)	(.16)	(.06)	(.18)
Net Income	$ .40	$ .03	$ .97	$ .46
Diluted Earnings per Share				
Income from Continuing Operations (a)	$ .41	$ .19	$ 1.01	$ .63
Loss from Discontinued Operation	(.01)	(.16)	(.07)	(.17)
Net Income	$ .40	$ .03	$ .94	$ .46
Weighted Average Shares				
Basic	13,946	13,861	13,743	13,893
Diluted	14,216	14,167	14,038	14,186

Business Segment Information (b)	Three Months Ended Sept. 30, 2006	Three Months Ended Oct. 1, 2005	Nine Months Ended Sept. 30, 2006	Nine Months Ended Oct. 1, 2005
Revenues:				
Pulp and Papermaking Systems	$ 88,101	$ 62,879	$ 244,601	$ 172,978
Other	2,485	1,920	11,143	7,651
	$ 90,586	$ 64,799	$ 255,744	$ 180,629
Gross Profit Margin:				
Pulp and Papermaking Systems	36%	42%	37%	39%
Other	27%	7%	29%	32%

	36%	40%	37%	39%
Operating Income (c):				
Pulp and Papermaking Systems	$ 11,651	$ 6,388	$ 29,418	$ 16,163
Corporate and Other	(2,396)	(1,650)	(6,624)	(3,648)
	$ 9,255	$ 4,738	$ 22,794	$ 12,515
Bookings from Continuing Operations:				
Pulp and Papermaking Systems	$ 80,148	$ 63,997	$ 264,262	$ 169,542
Other	2,748	2,061	11,105	7,529
	$ 82,896	$ 66,058	$ 275,367	$ 177,071
Capital Expenditures from Continuing Operations:				
Pulp and Papermaking Systems	$ 1,339	$ 741	$ 2,314	$ 1,493
Corporate and Other	105	303	236	426
	$ 1,444	$ 1,044	$ 2,550	$ 1,919

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Cash Flow and Other Data from Continuing Operations	Three Months Ended Sept. 30, 2006	Three Months Ended Oct. 1, 2005	Nine Months Ended Sept. 30, 2006	Nine Months Ended Oct. 1, 2005
Cash Provided by Operations	$ 4,109	$ 6,267	$ 3,753	$ 11,150
Depreciation and Amortization Expense	$ 1,859	$ 2,148	$ 5,614	$ 4,867

Balance Sheet Data	Sept. 30, 2006	Dec. 31, 2005
Cash and Cash Equivalents	$ 39,089	$ 40,822
Short- and Long-term Debt	$ 55,947	$ 55,500
Shareholders' Investment	$ 232,516	$ 207,625

EBITDA Data (b)	Three Months Ended Sept. 30, 2006	Three Months Ended Oct. 1, 2005	Nine Months Ended Sept. 30, 2006	Nine Months Ended Oct. 1, 2005
Consolidated				
Operating Income	$ 9,255	$ 4,738	$ 22,794	$ 12,515
Depreciation and Amortization	1,859	2,148	5,614	4,867
EBITDA (d)	$ 11,114	$ 6,886	$ 28,408	$ 17,382
Pulp and Papermaking Systems				
Operating Income (c)	$ 11,651	$ 6,388	$ 29,418	$ 16,163
Depreciation and Amortization	1,734	1,952	5,164	4,385
EBITDA (d)	$ 13,385	$ 8,340	$ 34,582	$ 20,548
Corporate and Other				
Operating Loss (c)	$ (2,396)	$ (1,650)	$ (6,624)	$ (3,648)
Depreciation and Amortization	125	196	450	482
EBITDA	$ (2,271)	$ (1,454)	$ (6,174)	$ (3,166)

(a) Includes a tax benefit of $882, or $.06 per diluted share, in the nine-month period ended October 1, 2005, received from our former parent company under a tax agreement.

(b) "Other" includes the results from the Fiber-based Products business and the Casting Products business.

(c) Information in the 2005 period has been reclassified to conform to the 2006 presentation.

(d) Includes $406 and $626 of costs associated with acquired profit in inventory in the three-month and nine-month periods ended October 1, 2005, respectively, related to the sale of inventory that was revalued at the Kadant Johnson acquisiton date. Also includes restructuring and other costs (income) of $138 in the nine-month period ended September 30, 2006 and ($78) in the three- and nine-month periods ended October 1, 2005.

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About Kadant

Kadant Inc. is a leading supplier to the global pulp and paper industry, with a range of products and services for improving efficiency and quality in pulp and paper production, including paper machine accessories, and systems for stock preparation, fluid handling, and water management. Our fluid-handling products are also used to optimize production in the steel, rubber, plastics, food, and textile industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $244 million in 2005 and approximately 2,000 employees in 16 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, and growth opportunities and strategies. Important factors that could cause actual results to differ materially from those indicated by such statements are set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the period ended July 1, 2006. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales from China; international sales and operations; competition; our debt obligations; restrictions in our credit agreement; retention of liabilities and warranty claims associated with composite building products manufactured prior to the sale of the business; our ability to successfully integrate Kadant Johnson; our ability to successfully integrate Kadant Jining; our acquisition strategy; our ability to realize the anticipated benefits from the restructuring of our French subsidiary; the impact of high natural gas prices on the manufacture of fiber-based products; availability of raw materials related to the manufacture of fiber-based products; protection of patents and proprietary rights; fluctuations in quarterly operating results; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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